UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Langhammer, Fred H.
   The Estee Lauder Companies Inc.
   767 Fifth Avenue
   New York, NY  10153
2. Issuer Name and Ticker or Trading Symbol
   The Estee Lauder Companies Inc.
   EL
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   11/30/1998
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   President and Chief Operating Officer
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
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
Class A Common Stock       |11/19/|M (1| |78,412            |A  |           |                   |      |                           |
                           |1998  |)   | |                  |   |           |                   |      |                           |
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Class A Common Stock       |11/19/|D (1| |78,412            |D  |$77.375    |25                 |D     |                           |
                           |1998  |)   | |                  |   |           |                   |      |                           |
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
___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
___________________________________________________________________________________________________________________________________|
Stock Units (Share Pay|1 for 1 |10/02|A (2|V|235        |A  |(3)  |(4)  |Class A Comm|235    |       |150,674     |D  |            |
out)                  |        |/1998|)   | |           |   |     |     |on Stock    |       |       |            |   |            |
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Stock Units (Cash Payo|1 for 1 |10/02|A (2|V|122        |A  |(3)  |(4)  |Class A Comm|122    |       |            |D  |            |
ut)                   |        |/1998|)   | |           |   |     |     |on Stock    |       |       |            |   |            |
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Stock Units (Cash Payo|1 for 1 |11/19|M (1| |78,412     |D  |(3)  |(4)  |Class A Comm|78,412 |       |0           |D  |            |
ut)                   |        |/1998|)   | |           |   |     |     |on Stock    |       |       |            |   |            |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
___________________________________________________________________________________________________________________________________|

Explanation of Responses:
1. Reflects conversion of cash payout stock units. The converted amount will be added to the Reporting Person's deferred compensation balance that accrues interest by reference to a base rate.
2. Represents reinvestment of dividend equivalents on outstanding Stock
Units.
3. The Stock Units will be paid out in shares or cash, as the case may be, at a time to be determined by the Company, but in no event later than ninety days of the Reporting Person's termination of employment. The Stock
Units paid out in cash were the result of the conversion of a portion of the Reporting Person's deferred compensation balance at the time of the issuer's initial public offering.
4. No later than ninety days of the Reporting Person's termination of employment.
SIGNATURE OF REPORTING PERSON
Fred H. Langhammer
DATE
12/01/1998